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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     REPORT ON FORM 6-K DATED MARCH 6, 2008

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

     This report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 10, 2007 (File No. 333-137628).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date:  March 6, 2008
                                   By:     /s/ David Bar-Yosef
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                                           David Bar-Yosef
                                           Legal Counsel and Corporate Secretary

Investor Relations Contacts:
Roni Gavrielov                            Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations              KCSA Worldwide
+972-3-516-7620                           212-896-1249/212-896-1236
roni@km-ir.co.il                          jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.
               REPORTS APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

     KIBBUTZ SHAMIR, ISRAEL, MARCH 6, 2008 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced that it has appointed Mr. Eyal Hayardeny as its president and chief executive officer.
Mr. Hayardeny, who currently serves as Shamir's executive vice president and vice president of business development, replaces Mr. Giora Ben-Ze'ev, who shall continue to serve the company as vice chairman of the board of directors and as director of strategic projects. The appointment of Mr. Eyal Hayardeny is effective as of April 2, 2008.

     Mr. Hayardeny joined Shamir as an executive vice president and vice president of business development in 2005. From 1994 to 1998, he worked at
Somekh Chaikin's (KPMG) economic department. From 1991 to 1994, he served as a budget officer in the IDF's chief of staff financial consultant unit. He holds a
BA degree in accounting and economics and an MBA degree from the Bar-Ilan
University.

     "We are delighted that Eyal has agreed to serve as Shamir's new president and chief executive officer. His experience will enhance our team and provide strong continuity during this transition. Over the recent years, Eyal has proven himself an invaluable member of our group's efforts. His intimate knowledge of
Shamir will help support our continuing efforts to expand our footprint worldwide," said Mr. Uzi Tzur, the chairman of Shamir's board of directors.

     Mr. Tzur added, "We would like to thank Mr. Giora Ben-Ze'ev for his significant contributions to Shamir during more than thirty years with Shamir.
We greatly appreciate his efforts, especially his guidance through Shamir's IPO and listing on NASDAQ. We are pleased that Mr. Ben-Ze'ev has agreed to continue his contribution to our operation as vice chairman of the board of directors and as director of strategic projects of Shamir."

     Shamir's audit committee and board of directors have approved the appointment of Mr. Ben-Ze'ev as vice chairman of the board of directors and as director of strategic projects of Shamir, subject to the approval of the general meeting of Shamir's shareholders.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design.
Shamir's leading lenses are marketed under a variety of trade names, including
Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM),
Shamir Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on
Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

SHAMIR OPTICAL INDUSTRY LTD.
Kibbutz Shamir, Upper Galilee, 12135 Israel |  Tel: (972) 4-694-7810
Fax: (972) 4-695-1302 E-mail: shamir_opt@shamir.co.il | www.shamir.co.il